VIA EDGAR

December 14, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Scott Anderegg

Re:	B. Riley Financial, Inc.
Registration Statement on Form S-3
File No. 333-228731
Request for Acceleration of Effectiveness

Dear Mr. Anderegg:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, B. Riley Financial, Inc., a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (“Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective at 5:00 PM Eastern Time on December 17, 2018, or as soon thereafter as practicable.

Please contact Sara Terheggen of The NBD Group, Inc. at (408) 201-2964 should you have any questions or require additional information regarding this request.

Very truly yours,

B. RILEY FINANCIAL, INC.

/s/ Phillip J. Ahn

Name: Phillip J. Ahn

Title:   Chief Financial Officer and Chief Operating Officer

cc: Sara Terheggen, The NBD Group, Inc.